CARRICK GOLD LIMITED

Level 9, 37 St George's Terrace, Perth WA 6000
G.P.O. Box 2567, Perth WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533 Web: www.carrickgold.com

12 January 2007

The Manager
Companies Announcement Platform
Australian Stock Exchange

Status Update

The Directors are pleased to advise of the successful conversion of all November '06 and December '06 options. This leaves the Company with a cash balance of c. $7m.

The funds will be used to accelerate the Company's projects toward achievement of a target of 5 million gold ounces and to elevate a major portion of its JORC compliant resource to measured resource status.

Diamond drilling of identified nickel sulphide targets at Halfway Hill, which adjoins Black Swan and is situated approximately 35 kms NE of Kalgoorlie, is also a priority and commencement of that programme is scheduled for February 2007.

With a significant upgrade of the Company's gold resource nearing completion and three drill rigs secured for intensification of the drill programme, 2007 promises to be a rewarding year for shareholders.

BEVAN JAGGARD
Company Secretary

CARRICK GOLD LIMITED
ACN 100 435 954
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

Gold in Every Hole

11th January 2007

ASX Code	CRK
US: OTC Ticker Symbol	CKGDY
Berlin Code	OBF

Prices as at 9th January 2007

Gold price	US$611/oz
Carrick Gold Shares	AU$0.935

A 20-hole drilling programme has proved gold in every hole.

Highlights

Drilling Highlights include:

- **PFRC 305 1m @ 9.91g/t Au**
- **PFRC 306 2m @ 28.29g/t Au**
- **PFRC 308 1m @ 16.84g/t Au**
- **PFRC 310 3m @ 14.71g/t Au**
- **PFRC 314 1m @ 7.90g/t Au**
- **PFRC 316 1m @ 7.80g/t Au**
- **PFRC 322 1m @ 21.59g/t Au**



CARRICK GOLD LIMITED
ACN 100 405 954
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

Advanced close-spaced exploration drilling at Parrot Feathers on the Eastern Structure has strengthened the geological model by increasing intersection widths and gold grades. The greater widths and grades have been established though drilling on 20 metre and 10 metre grid patterns (Refer: Table A).

Recent drilling targeted minersalisation between 100m and 150m however this mineralization continues to the surface and at depth.

The proven existence of the higher-grade mineralised corridors hosting the thicker quartz-gold structures trending in a grid north direction enables the specific high grade mineralisation to be followed and found to occur north of Parrot Feathers. Drill hole PFRC322 on drill traverse 48740N has made a significant intersection (Refer: Table A). This is the most northern drill hole on the Eastern Structure. This intersection confirms that significant gold mineralisation continues further north of Parrot Feathers increasing the known resource.

Continuity of the higher grade mineralised zones is interpreted to be the intersection of two sets of structures trending north and northwest associated with folded meta-sedimentary rock sequences. At Parrot Feathers the folded sedimentary sequence is overturned and dipping to the east affecting the orientation of the mineralised structures. Drilling to the west has improved intersection widths by including significant mineralised alteration.

Recent exploration drilling has defined mineralised structures of significant widths and grades on the Central Structure - 400 metres west of Parrot Feathers. Potential mineralisation exists to the north and south of this new discovery and is open at depth. Results from 4 metre composite samples and the location of old workings 800 metres to the south suggests another large gold mineralised system parallel to Parrot Feathers and the Eastern Stucture.

Drliing on the Eastern Structure has commenced with an R.C. pre-collar hole drilled. This is the precursor to diamond drilling which will test for high grade structures at depth.

Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

TABLE A

HOLE_ID	HOLE INTERSECTION			
	FROM	TO	Thickness	INTERSECTION
	(m)	(m)	(m)	(g/t)
PFRC304	116	117	1	2.83
	124	126	2	3.3
PFRC305	132	133	1	1.39
	135	136	1	1.01
	139	140	1	1.42
	143	149	6	3.79
				inc. 1m @ 9.91 g/t
PFRC306	133	140	7	10.79
				inc. 2m @ 28.29 g/t
PFRC307	130	131	1	2.33
	162	163	3	5.58
PFRC308	134	137	3	8.58
				inc. 1m @ 16.84 g/t
PFRC309	110	111	1	1.69
	112	113	1	1.23
	114	115	1	1.06
	127	130	3	1.75
	140	141	1	2.26
PFRC310	109	114	5	9.14
				inc. 3m @ 14.71 g/t
	117	120	3	3.46
PFRC311	137	138	1	2.03
	147	156	9	1.73
PFRC312	105	106	1	1.57
	110	111	1	1.62
	134	139	5	2.41
PFRC313	138	139	1	1.67
	154	157	3	2.71
PFRC314	69	68	2	2.14
	119	120	1	6.73
	126	130	4	2.47
				inc. 1m @ 7.90 g/t
PFRC315	103	111	8	3.39
PFRC316	96	67	1	1.19
	98	100	2	2.38
	105	106	1	2.23
	109	110	1	1.52
	114	118	4	3.36
				inc. 1m @ 7.80 g/t
	133	137	4	3.52
PFRC317	144	146	2	2.86
PFRC318	172	174	2	1.35
PFRC319	152	154	2	1.42
	175	178	3	2.13

CARRICK GOLD LIMITED
ACN 103 405 954
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

TABLE A (cont.)

PFRC320	124	126	2	1.38
	144	145	1	2.57
	149	150	1	1.01
PFRC321	146	147	1	1.09
	150	151	1	2.17
PFRC322	214	221	7	5.13
				inc. 1m @ 21.59 g/t
PFRC323	98	99	1	1.91
	128	130	2	1.91
	192	193	1	2.21

TABLE B

HOLE_ID	HOLE COORDINATES		HOLE ORIENTATION			
	E_Local	N_Local	RL	Depth	Azi	Dip
PFRC304	18413	48101	496	138	270	-70
PFRC305	18520	48530	498	156	270	-70
PFRC306	18530	48530	497	200	270	-70
PFRC307	18510	48518	498	176	270	-70
PFRC308	18521	48508	497	168	270	-70
PFRC309	18522	48498	497	150	270	-70
PFRC310	18551	48459	496	156	270	-70
PFRC311	18510	48460	497	180	270	-70
PFRC312	18520	48490	497	198	270	-70
PFRC313	18511	48570	497	200	270	-70
PFRC314	18550	48570	495	200	270	-70
PFRC315	18560	48600	494	178	270	-70
PFRC316	18558	48620	494	186	270	-70
PFRC317	18551	48660	493	186	270	-70
PFRC318	18551	48705	492	191	270	-70
PFRC319	18520	48600	495	192	270	-70
PFRC320	18521	48699	493	192	270	-70
PFRC321	18520	48551	497	204	270	-70
PFRC322	18550	48738	492	216	270	-70
PFRC323	18550	48551	495	200	270	-70

The information in this report which relates to exploration results, mineral resources or ore reserves is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tarnwood Pty. Ltd. which consults to Carrick Gold Limited.

BEVAN JAGGARD
Company Secretary